Exhibit 99.1

Nayax Reports Third Quarter 2022 Financial Results

Revenue Grew 53% Year-Over-Year to $47.2 Million
Recurring Revenue Grew 39% Year-Over-Year
Reaffirming Mid-Term Revenue Growth Target of 35%

HERZLIYA, Israel, November 16, 2022 -- Nayax Ltd. (Nasdaq & TASE: NYAX), a global commerce enablement and payments platform designed to enable retailers to provide consumers with digital, cashless, connected commerce experiences, and enhance consumer loyalty and conversion, today announced its financial results for the third quarter ended September 30, 2022.

“We delivered outstanding results in the third quarter, with revenue growth of 53% over the prior year quarter, reaching a record high that was driven primarily by our organic growth initiatives,” said Yair Nechmad, Chief Executive Officer and Chairman of the Board. “Similar to last quarter, we continued to see strong demand for our comprehensive solutions and broad-based customer momentum across our global and diverse footprint, with new customer growth of 56% over the prior year quarter, and a 48% increase over the prior year quarter in our managed and connected devices. Importantly, we achieved these results while executing our growth initiatives, such as our international expansion and winning large customers globally.”

Mr. Nechmad continued, “The strength of our results, combined with our market position and the many opportunities we see across the Nayax businesses, reinforce our confidence in our ability to achieve our committed growth trajectory and continue to execute against our mid-term and long-term growth aspirations.”

Nayax reports in U.S dollars, according to IFRS

Third Quarter Financial Highlights

•	Total revenue was $47.2 million, an increase of 53% over Q3 2021.

•	During Q3, foreign currency exchange rate fluctuations had a negative impact of about $1.4 million on revenues compared to Q2 2022

•	Recurring revenue from monthly SaaS and payment processing fees grew 39% compared to Q3 2021 and represented 58% of total revenue in Q3 2022.

•
Q3 2022 results included a consolidated P&L of On Track Innovations (OTI), which had a favorable impact on hardware revenue ($3.7 million) while gross margin was in line with Nayax’s margins. OTI operating expenses had an overall impact of 8% on total operating expenses, with 6% negative impact on operating loss and minor impact on Adjusted EBITDA.

IFRS Results ($M)
Revenue Breakdown	Q3 2022	Q3 2021	Change (%)
Recurring Revenue SaaS & Payment Processing (*)	27.2	19.6	38.8%
POS Devices Revenue (**)	20.0	11.3	77.0%
Total Revenue	47.2	30.9	52.8%

(*) Recurring Revenue is comprised of SaaS revenue and payment processing fees.

(**) POS Devices Revenue includes revenues that are derived from the sale of our hardware products.

•
Q3 2022 gross margin of 34% remained stable compared to the previous quarter and decreased in comparison to prior year quarter. Gross margin was impacted by higher hardware revenue and higher processing fees which have lower gross margin. We continue to expect hardware gross margins to be temporarily impacted by the global component shortages.

•	Gross profit reached almost $16 million, an increase of 28% over Q3 2021.

•
Operating expenses, including research and development, share-based compensation expenses, and depreciation and amortization amounted to $23.7 million, an increase of 28% over Q3 2021. This reflects an increase of our investment in talent acquisition, customer base expansion and product innovation. Other investments included higher go-to-market expenses and enhanced infrastructure to support our global growth as we gain scale and become a much larger company. During Q3 2022, operating expenses had a minor positive impact of about $0.4 million as a result of foreign currency exchange rate fluctuations compared to Q2 2022.

•	Operating loss was $9.2 million, compared to an operating loss of $6.4 million in Q3 2021.

•	Net loss for Q3 2022 was $9.9 million, or ($0.3004) per diluted share, compared to a net loss of $6.7 million, or ($0.2065) per diluted share for Q3 2021.

•
Adjusted EBITDA was a negative $3.7 million compared to negative $1.6 million in Q3 2021 largely due to increase in operating expenses from strategic investments mentioned above that support our growth strategy.

Explanation of Company Revenues

Nayax generates revenue from the sale of its POS devices, a monthly subscription fee for access to its SaaS solutions, and payment processing fees for transactions made at the point-of-sale and through its global platform, as provided in the chart above.

The Company provides payment processing and business operations software solutions and services through its global cashless payment platform. In Q3 2022, the Company recorded strong growth in its recurring revenue from SaaS and payment processing, reflecting 58% of total revenue. This increase in recurring revenue represents growth in both the number of transactions processed through our devices as well as an increase in transaction value. This growth is a result of our growing install base of managed and connected devices as well as the continued rapid adoption of cashless payments by consumers.

Third Quarter Business Highlights

•	We completed our direct listing on Nasdaq in September 2022.

•
Expanded our diverse customer base, adding 4,000 new customers (including 300 of OTI) across our global footprint, bringing our total customer base to 42,000, as of September 30, 2022, an increase of 56% over Q3 2021.

•
Dollar-based net retention rate stayed elevated at 127%, reflecting the high satisfaction and loyalty our customers place on our comprehensive solutions to increase their revenue and improve their operations.

•
Added 90,000 managed and connected devices during the quarter, driven by growing customer demand, execution of our market expansion strategy and the addition of 47,000 OTI devices included for the first time in Q3 2022. The total of 685,000 managed and connected devices represents an increase of 48% compared to Q3 2021.

•	Number of processed transactions grew 56% over Q3 2021 to 341 million.

•	Total transaction value increased 51% from prior year quarter to $616 million.

•
Established a new customer relationship in the US with Atlanta Food and Beverage. This new customer will use Vendsys as their vending management system and will place Nayax cashless on all their machines requiring cashless.

•	Signed an agreement to partner with Tiba Parking to bring the Nayax’s solutions to all of its North America parking operators.

•	In Australia, partnered with 7-Eleven Group to supply cashless solutions for the 7-Eleven Group’s “Unattended Go-To-Market” strategy.

•
Scored another successful win in Austria with UKO, which has entered a partnership with Nayax to provide a market disruptive solution that does not require an additional hardware age verification solution. This will enable operators to significantly reduce their operational costs.

Operational Metrics

We regularly monitor various operational metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe these financial and operating metrics are useful in evaluating our business. Although these operating and financial metrics are frequently used by investors and security analysts in their evaluation of companies, such metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results of operations as reported under IFRS. In addition, our operating and financial metrics may be calculated in a different manner than similarly titled metrics used by other companies.

Key Performance Indicators	Q3 2022	Q3 2021	Change (%)
Total Transaction Value ($m)	616	407	51%
Number of Processed Transactions (millions)	341	218	56%
Take Rate % (Payments) (*)	2.59%	2.61%	-1%
Managed and Connected devices	685,000(**)	463,000	48%

 (*) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the total dollar transaction value by the Company’s processing revenue in the same quarter.

(**) Number of managed and connected devices includes 47,000 generated by OTI, included for the first time in Q3 2022.

Outlook

Looking forward, we remain excited about our strong long-term growth drivers and the large market opportunities, we see ahead. In the near term, we expect to continue to see disruption in supply chain which will delay immediate improvements in hardware gross margin of our POS devices due to the global shortage in components.

Our durable business model is demonstrated by our diverse customer base, verticals, and geographies. With strong secular tailwind and with our industry-leading net revenue retention rate, we believe we have a clear opportunity to drive revenue growth in the future

Mid-Term Outlook

We are reaffirming our mid-term revenue projection of $220 million, driven by organic growth and strategic M&A. We are also reaffirming the revenue growth rate target of 35% in the medium term, with customer growth, increased market penetration and continued expansion of our platform serving as the main growth drivers.

Long-Term Outlook

We expect gross margin in the long-term to reach 50% by providing leasing options for IoT POS and by growing the SaaS and payment processing revenue sources.
Our long-term Adjusted EBITDA margin guidance is set around 30%.

Conference Call

Nayax will host two conference calls and webcasts. The first in English and the other in Hebrew to discuss third quarter 2022 results on November 16, 2022. The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time, followed by the conference call in Hebrew at 9:30 a.m. Eastern Time, 4:30 p.m. Israel time and 6:30 a.m. Pacific Time Participating on the call will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

We encourage participants to pre-register for the conference call using the link below.  Callers who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call start time. You will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time

To pre-register, go to:
https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10020395&linkSecurityString=187e0eaf56

For those who are unable to pre-register, kindly join the conference call by using one of the dial-in numbers or clicking the webcast link below.

U.S.	TOLL-FREE	1-855-327-6837
ISRAEL	TOLL-FREE:	1-809-458-327
INTERNATIONAL	TOLL-FREE:	1-631-891-4304

WEBCAST LINK:
https://viavid.webcasts.com/starthere.jsp?ei=1573909&tp_key=6bcef1ee6f

Participants may also register and join the conference call by visiting the Events section of the investor relations website, found here: Events

A replay of the conference call will be available from November 16, 2022, following the call, until November 30, 2022. To access the replay, please dial one of the following numbers:

Replay	TOLL-FREE:	1-844-512-2921
Replay	TOLL/INTERNATIONAL:	1-412-317-6671
Replay Pin Number: 10020395

An archive of the conference call will be available on Nayax's Investor Relations website Nayax Investors - Nayax.

An English version of the complete earnings materials can be found on our investor relations website: https://ir.nayax.com/

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this registration statement can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; general economic, political, demographic and business conditions in Israel; fluctuations in inflation and exchange rates in Israel; our ability to implement our growth strategy; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to compete and conduct our business in the future; changes in consumer tastes and preferences; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; and other risk factors discussed under “Risk Factors” in Amendment No. 1 to our Registration Statement on Form 20-F filed with the SEC on September 12, 2022 (our "Registration Statement"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Registration Statement. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as operational income/loss plus depreciation and amortization, share-based compensation costs, non-recurring issuance costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITBA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITBA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITBA may be different from similarly-titled measures used by other companies. The principal limitation of Adjusted EBITBA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITBA.

A reconciliation is provided at the end of this press release for Adjusted EBITBA to operating loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review operating loss and the reconciliation to Adjusted EBITBA included below and to not rely on any single financial measure to evaluate our business.

About Nayax

Nayax is a global commerce enablement and payments platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, over 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Investor Relations Contact:
ICR, Inc.
ir@nayax.com

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30	December 31
	2022	2021
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	31,543	87,332
Short-term bank deposits	54	48
Restricted cash transferable to customers for processing activity	34,924	23,695
Receivables in respect of processing activity	20,770	14,395
Trade receivable, net	24,456	19,338
Inventory	25,217	7,691
Other current assets	8,030	3,549
Total current assets	144,994	156,048

NON-CURRENT ASSETS:
Long-term bank deposits	1,336	1,033
Other long-term assets	1,936	1,252
Investment in associate	6,873	8,372
Right-of-use assets, net	7,261	5,275
Property and equipment, net	6,917	6,225
Goodwill and intangible assets, net	52,243	37,801
Total non-current assets	76,566	59,958
TOTAL ASSETS	221,560	216,006

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED) (continued)

	September 30	December 31
	2022	2021
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	2,000	-
Current maturities of long-term bank loans	1,037	2,406
Current maturities of loans from others and other long-term liabilities	1,389	3,600
Current maturities of leases liabilities	1,989	1,502
Payables in respect of processing activity	60,941	42,826
Trade payables	17,745	9,136
Other payables	14,519	10,718
Total current liabilities	99,620	70,188

NON-CURRENT LIABILITIES:
Long-term bank loans	1,675	2,760
Long-term loans from others and other long-term liabilities	3,231	4,299
Post-employment benefit obligations, net	626	602
Lease liabilities	5,998	5,393
Deferred income taxes	820	1,088
Total non-current liabilities	12,350	14,142
TOTAL LIABILITIES	111,970	84,330

EQUITY:
Share capital	8	8
Additional paid in capital	151,066	150,366
Capital reserves	9,544	9,999
Accumulated deficit	(51,028)	(28,697)
TOTAL EQUITY	109,590	131,676
TOTAL LIABILITIES AND EQUITY	221,560	216,006

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2022	2021	2022	2021
	U.S. dollars in thousands
	(Excluding loss per share data)

Revenues	122,592	84,701	47,249	30,926
Cost of revenues	(79,584)	(48,533)	(31,440)	(18,580)
Gross Profit	43,008	36,168	15,809	12,346

Research and development expenses	(16,691)	(13,287)	(5,999)	(5,265)
Selling, general and administrative expenses	(46,664)	(30,890)	(16,718)	(12,271)
Depreciation and amortization in respect of technology and capitalized development costs	(3,128)	(2,771)	(1,017)	(1,073)
Other expenses, net	(1,690)	(1,802)	(824)	(96)
Share of loss of equity method investee	(1,499)	(124)	(428)	(67)
Operating loss	(26,664)	(12,706)	(9,177)	(6,426)
Finance expenses, net	(2,888)	(2,057)	(531)	(347)
Loss before taxes on income	(29,552)	(14,763)	(9,708)	(6,773)
Income tax expense	(444)	(14)	(159)	38
Loss for the period	(29,996)	(14,777)	(9,867)	(6,735)

Attribution of loss for the period:
To shareholders of the Company	(29,996)	(14,771)	(9,867)	(6,735)
To non-controlling interests	-	(6)	-	-
Total	(29,996)	(14,777)	(9,867)	(6,735)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	(0.9144)	(0.5036)	(0.3004)	(0.2065)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2022	2021	2022	2021

	U.S. dollars in thousands
Loss for the period	(29,996)	(14,777)	(9,867)	(6,735)

Other comprehensive loss for the period:
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	(455)	(74)	34	166
Total comprehensive loss for the period	(30,451)	(14,851)	(9,833)	(6,569)

Attribution of total comprehensive loss for the period:
To shareholders of the Company	(30,451)	(14,781)	(9,833)	(6,569)
To non-controlling interests	-	(70)	-	-
Total comprehensive loss for the period	(30,451)	(14,851)	(9,833)	(6,569)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity attributed to shareholders of the Company	Non- controlling interests	Total equity
	U.S. dollars in thousands

Balance at January 1, 2022	8	150,366	102	9,503	394	(28,697)	131,676	-	131,676
Changes in the nine months ended September 30, 2022:
Loss for the period	-	-	-	-	-	(29,996)	(29,996)	-	(29,996)
Other comprehensive loss for the period	-	-	-	-	(455)	-	(455)	-	(455)
Employee options exercised	*	700	-	-	-	-	700	-	700
Share-based payment	-	-	-	-	-	7,665	7,665	-	7,665
Balance at September 30, 2022	8	151,066	102	9,503	(61)	(51,028)	109,590	-	109,590

Balance at January 1, 2021	7	16,689	(329)	9,324	243	(13,433)	12,501	-	12,501
Changes in the nine months ended September 30, 2021:
Loss for the period	-	-	-	-	-	(14,771)	(14,771)	(6)	(14,777)
Other comprehensive loss for the period	-	-	-	-	(10)	-	(10)	(64)	(74)
Non-controlling interests from business combination	-	-	-	-	-	-	-	1,530	1,530
IPO	1	132,559	-	-	-	-	132,560	-	132,560
Transactions with non-controlling interests	-	-	-	205	-	-	205	(1,460)	(1,255)
Business combination under common control	-	-	-	(26)	-	-	(26)	-	(26)
Employee options exercised	*	812	-	-	-	-	812	-	812
Share-based payment	-	-	-	-	-	6,071	6,071	-	6,071
Balance at September 30, 2021	8	150,060	(329)	9,503	233	(22,133)	137,342	-	137,342

(*) Represents an amount lower than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Equity attributed to shareholders of the Company
	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity attributed to shareholders of the Company	Total equity
	U.S. dollars in thousands

Balance at July 1, 2022	8	150,763	102	9,503	(95)	(43,191)	117,090	117,090
Changes in the three months ended September 30, 2022:
Loss for the period	-	-	-	-	-	(9,867)	(9,867)	(9,867)
Other comprehensive income for the period	-	-	-	-	34	-	34	34
Employee options exercised	*	303	-	-	-	-	303	303
Share-based compensation	-	-	-	-	-	2,030	2,030	2,030
Balance at September 30, 2022	8	151,066	102	9,503	(61)	(51,028)	109,590	109,590

Balance at July 1, 2021	8	149,383	(329)	9,503	67	(18,595)	140,037	140,037
Changes in the three months ended September 30, 2021:	-	-	-	-	-	-	-	-
Loss for the period	-	-	-	-	-	(6,735)	(6,735)	(6,735)
Other comprehensive income for the period	-	-	-	-	166	-	166	166
Employee options exercised	*	677	-	-	-	-	677	677
Share-based payment	-	-	-	-	-	3,197	3,197	3,197
Balance at September 30, 2021	8	150,060	(329)	9,503	233	(22,133)	137,342	137,342

(*) Represents an amount lower than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2022	2021	2022	2021
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(29,996)	(14,777)	(9,867)	(6,735)
Adjustments to reconcile net loss to net cash provided by operations (see Appendix A)	5,623	15,048	3,681	6,170
Net cash provided by (used in) operating activities	(24,373)	271	(6,186)	(565)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(9,663)	(4,327)	(3,532)	(1,289)
Acquisition of property and equipment	(828)	(1,393)	(229)	(811)
Investments in associates	-	(6,449)	-	(4,000)
Loans repaid by shareholders	-	61	-	-
Decrease (Increase) in bank deposits	(981)	(274)	6,067	(243)
Payments for acquisitions of subsidiaries, net of cash acquired	440	418	-	-
Payment of deferred consideration with respect to business combinations	(4,500)	(7,335)	(4,500)	(126)
Interest received	43	2	8	-
Investments in financial assets	(6,686)	(446)	-	(225)
Proceeds from sub-lessee	-	158	-	-
Net cash used in investing activities	(22,175)	(19,585)	(2,186)	(6,694)

CASH FLOWS FROM FINANCING ACTIVITIES:
Initial public offering (IPO)	-	132,560	-	-
Interest paid	(384)	(582)	(123)	(132)
Changes in short-term bank credit	-	(11,393)	-	-
Royalties paid in respect to government assistance plans	(40)	(199)	(4)	-
Transactions with non-controlling interests	(186)	(790)	-	(278)
Repayment of long-term bank loans	(2,025)	(1,849)	(314)	(583)
Repayment of long-term loans from others	(2,167)	(1,230)	(599)	(505)
Receipt of loans from shareholders	-	8,900	-	-
Repayment of loans from shareholders	-	(8,900)	-	-
Repayment of other long-term liabilities	(218)	(219)	(70)	(74)
Employee options exercised	775	384	274	249
Principal lease payments	(1,168)	(1,013)	(512)	(286)
Net cash provided by (used in) financing activities	(5,413)	115,669	(1,348)	(1,609)

Increase (decrease) in cash and cash equivalents	(51,961)	96,355	(9,720)	(8,868)
Balance of cash and cash equivalents at beginning of period	87,332	8,195	41,762	113,050
Losses from exchange differences on cash and cash equivalents	(4,581)	(717)	(684)	(612)
Gains (losses) from translation differences on cash and cash equivalents of foreign activity operations	753	(29)	185	234
Balance of cash and cash equivalents at end of period	31,543	103,804	31,543	103,804

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (Continued)

	Nine months ended September 30		Three months ended September 30
	2022	2021	2022	2021
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	6,293	5,331	2,357	1,898
Post-employment benefit obligations, net	(30)	86	12	37
Deferred taxes	(145)	(134)	(38)	(50)
Finance expenses, net	3,381	1,541	393	807
Expenses in respect of long-term employee benefits	173	149	82	42
Share of loss of equity method investee	1,499	124	428	67
Long-term deferred income	(78)	-	(26)	-
Expenses in respect of share-based compensation	7,000	5,354	1,835	2,789
Total adjustments	18,093	12,451	5,043	5,590

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(11,229)	(5,021)	(2,208)	(137)
Decrease (increase) in receivables from processing activity	(6,375)	(7,064)	1,590	(1,218)
Decrease (increase) in trade receivables	(4,438)	(1,157)	1,413	823
Decrease (increase) in other current assets	(3,156)	(2,177)	3,907	(1,971)
Increase in inventory	(14,006)	(2,334)	(3,798)	(2,251)
Increase in payables in respect of processing activity	18,115	19,570	2,470	2,357
Increase (decrease) in trade payables	7,233	(1,136)	(4,873)	2,711
Increase in other payables	1,386	1,916	137	266
Total changes in operating asset and liability items	(12,470)	2,597	(1,362)	580
Total adjustments to reconcile net loss to net cash provided by operations	5,623	15,048	3,681	6,170

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	713	-	713	-
Acquisition of right-of-use assets through lease liabilities	1,200	1,567	820	-
Share based payments costs attributed to development activities, capitalized as intangible assets	665	720	665	410

IFRS to Non-IFRS

The following is a reconciliation of operating loss, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

	Quarter ended as of
	(U.S. dollars in thousands)
	Q3 2022	Q3 2021
Net income (loss) for the period	(9,867)	(6,735)
Finance expense, net	531	347
Tax expense (Benefit)	159	(38)
Depreciation and amortization	2,357	1,898
EBITDA	(6,820)	(4,528)
Share-based payment costs	1,835	2,789
Non-recurring issuance costs (1)	824	96
Equity method investee (2)	428	67
Adjusted EBITDA (3)	(3,733)	(1,576)

(1)
Consists primarily of (i) fees and expenses, other than underwriter discount and commissions, incurred in connection with our May 2021 initial public offering on the TASE and (ii) expenses incurred in connection with our listing on Nasdaq in September 2022.

(2)	Equity method investee grew due to our 2021 investment in Tigapo.

(3)
For historical years comparison (2018-2020), When excluding (i) product costs increase due to global components shortage (ii) bonus plan for non-sales employees that was introduced in Q3 2021, Adjusted EBITDA for Q3 2021 and Q3 2022 improved to a positive $0.5M and $0.5M, respectively.